Exhibit 21.1
List of Subsidiaries of First Busey Corporation

Direct:

Busey Bank
Busey Bank, N.A.
Busey Investment Group, Inc.
First Busey Resources, Inc.
First Busey Statutory Trust II
First Busey Statutory Trust III
First Busey Statutory Trust IV

Indirect:

First Busey Trust & Investment Co.
First Busey Securities, Inc.
Busey Insurance Services, Inc.
Busey Capital Management
Tarpon Coast Financial Services, Inc.